UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                        Washington, DC 20549

                              FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

1(a) Name of Issuer           (b) IRS Ident. No.  (c) SEC File No.

    Summit Life Corporation        73-1448244          000-25253
  ---------------------------   -----------------   -------------------
1(d) Address of Issuer  Street      City    State   Zip    (e)Phone #

              3021 Epperly Drive  Del City   OK     73115  405-677-0781
  ------------------------------------------------------- -------------
2(a) Name of Person for     (b) IRS       (c) Relationship
     Whose Account the          Ident.        to
     Securities are to          No.           Issuer
     Be Sold

     James L. Smith         ###-##-####   Officer, Director, 10% Stockholder
  ------------------------  -----------   ----------------------------------

2(d) Address Street       City         State     Zip

   3021 Epperly Drive    Del City       OK      73115
--------------------------------------------------------------------------------
INSTRUCTION: The person filing this notice should contact the issuer to obtain the IRS Identification Number and the SEC File Number.


3(a)Title of        (b) Name and               SEC USE ONLY   (c)Number
    the Class of        Address of             Broker-Dealer     of Shares
    Securities          Each Broker            File Number       or Other
    To be Sold          Through Whom                             Units to
                        the Securities                           be Sold
                        are to be
                        Offered or
                        Each Market
                        Maker who is
                        Acquiring the
                        Securities
-----------------   ------------------------   ------------    -------------

                    Morgan Stanley Dean Witter
                    6305 Waterford Blvd.
   Common           Oklahoma City, OK 73118                        22,000
 -----------------   -------------------       ------------    -------------
3(d) Aggregate       (e) Number of    (f) Approximate  (g)Name of
     Market Value        Shares or       Date of Sale     Each
                         Other Units     (Mo. Day Yr.)    Securities
                         Outstanding                      Exchange

  $16,500                 2,248,605        09-15-2000        OTC
-------------------    ---------------  ---------------  --------------



TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:


Title of     Date you      Nature of Acquisition             Name of Person       Amount of    Date of     Nature of Payment
the Class    Acquired      Transaction                       From Whom Acquired   Securities   Payment
---------    --------    -------------------------         ------------------     -----------  --------    ------------------


 Common        3/94        Incorporator's share                 Company             125,000     3/94            cash



---------    --------    -------------------------         ------------------     -----------  --------    ------------------

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address         Title of     Date      Amount of     Gross
Of Seller                Securities   of        Securities    Proceeds

James L. Smith             Common    9-07-00       1,000       $781.20
3021 Epperly Drive         Stock
Del City, OK 73115

---------------------    ----------  -------    ----------    ---------
Remarks:


INSTRUCTIONS:

1. If the securities were purchased and full payment therefor was not made at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

2. If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.




The person for whose account the Securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


    September 15, 2000               /s/ James L. Smith
-----------------------------    -------------------------------------
     Date of Notice                     Signature